Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

ANNUAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED DECEMBER 31, 2025

The board (the “Board”) of directors (the “Directors”) of Bilibili Inc. (“Bilibili” or the “Company”) is pleased to announce the unaudited annual consolidated results of the Company, its subsidiaries and consolidated affiliated entities (the “Group”) for the year ended December 31, 2025 (the “Reporting Period”), together with the comparative figures for the corresponding period in 2024. These annual results have been prepared under generally accepted accounting principles in the United States (the “U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this announcement, “we,” “us,” and “our” refer to the Company and where the context otherwise requires, the Group.

FINANCIAL AND OPERATIONAL HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2025

Total net revenues were RMB30.35 billion, an increase of 13% year over year. Advertising revenues, a key driver of total net revenues, were RMB10.06 billion, an increase of 23% year over year.

Gross profit was RMB11.11 billion, an increase of 27% year over year. Gross profit margin expanded to 36.6% from 32.7% in 2024.

Net profit was RMB1.19 billion, compared with a net loss of RMB1.36 billion in 2024. Net profit margin expanded to 3.9%, compared with a net loss margin of 5.1% in 2024.

Adjusted net profit was RMB2.59 billion, compared with an adjusted net loss of RMB39.0 million in 2024. Adjusted net profit margin was 8.5%, compared with an adjusted net loss margin of 0.1% in 2024.

Average daily active users (“DAUs”) were 111.6 million, an increase of 8% year over year.

FINANCIAL HIGHLIGHTS

	For the Year Ended December 31,
	2024	2025	Change (%)
	RMB	RMB
	(in thousands, except for percentages)
Net revenues	26,831,525	30,347,766	13.1%
Gross profit	8,773,963	11,114,112	26.7%
(Loss)/profit before income tax	(1,400,195)	1,208,086	N/A
Net (loss)/profit	(1,363,651)	1,190,941	N/A
Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(1,346,800)	1,193,531	N/A
Non-GAAP Financial Measures:
Adjusted net (loss)/profit	(38,955)	2,587,538	N/A
Adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(22,104)	2,590,128	N/A

	As of December 31,
	2024	2025	Change (%)
	RMB	RMB
	(in thousands, except for percentages)
Total current assets	19,756,055	27,550,080	39.5%
Total non-current assets	12,942,445	13,617,683	5.2%
Total assets	32,698,500	41,167,763	25.9%
Total liabilities	18,594,587	25,619,200	37.8%
Total shareholders’ equity	14,103,913	15,548,563	10.2%
Total liabilities and shareholders’ equity	32,698,500	41,167,763	25.9%

Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted (loss)/profit from operations, adjusted net (loss)/profit, adjusted net (loss)/profit margin and adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, and loss on repurchase of convertible senior notes. The Company calculates adjusted net (loss)/profit margin by dividing the adjusted net (loss)/profit by revenue for the same period. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP and therefore may not be comparable to similar measures presented by other companies. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net (loss)/profit, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

The following table sets forth an unaudited reconciliation of GAAP and non-GAAP results for the period indicated.

	For the Year Ended December 31,
	2024	2025
	RMB	RMB
	(in thousands)
(Loss)/Profit from operations	(1,343,969)	1,124,451
Add:
Share-based compensation expenses	1,116,212	1,170,535
Amortization expense related to intangible assets acquired through business acquisitions	166,909	146,698

Adjusted (loss)/profit from operations	(60,848)	2,441,684

Net (loss)/profit	(1,363,651)	1,190,941
Add:
Share-based compensation expenses	1,116,212	1,170,535
Amortization expense related to intangible assets acquired through business acquisitions	166,909	146,698
Income tax related to intangible assets acquired through business acquisitions	(21,578)	(16,534)
Loss on fair value change in investments in publicly traded companies	24,524	95,896
Loss on repurchase of convertible senior notes	38,629	2

Adjusted net (loss)/profit	(38,955)	2,587,538

Net (loss)/profit margin	(5.1%)	3.9%

Adjusted net (loss)/profit margin	(0.1%)	8.5%

Net loss attributable to noncontrolling interests	16,851	2,590

Adjusted net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(22,104)	2,590,128

BUSINESS REVIEW AND OUTLOOK

Business review for the Reporting Period

2025 represented a landmark year for Bilibili, as we delivered standout results across both our community growth and financial performance. Throughout the year, our user growth regained momentum, while engagement consistently hit new record highs. On the commercial front, we achieved a significant milestone by delivering our first full year of GAAP profitability, reflecting the improved efficiency and scalability of our business model.

As an influential hub of diverse interests, our high-quality content and unique community experience continue to resonate deeply with young generations. This is reflected in our key user metrics, with Daily Active Users (“DAUs”), Monthly Active Users (“MAUs”) and average daily time spent per active user each hitting record highs. DAU growth accelerated year over year each quarter in 2025. For the full year, our DAUs reached nearly 112 million, and MAUs surpassed 368 million, both growing 8% year over year. Meanwhile, the average daily time spent per active user rose to 108 minutes, an increase of 6 minutes from 2024.

This solid community growth is translating into increasing commercial value, with even greater opportunities ahead. As our users dive deeper into the content they love, their willingness to spend continues to rise. In 2025, our average Monthly Paying Users (“MPUs”) surged to a record 34 million, driven by our various games and VAS offerings. At the same time, users are increasingly turning to Bilibili for advice and inspiration with genuine purchasing intent, propelling our advertising revenues to over RMB10 billion in 2025, up 23% year over year. With an average user age of 26 in 2025, our core user base is entering new life stages with greater purchasing power and expanding consumption needs. We are growing alongside them, unlocking more commercial opportunities and greater value across every touchpoint in our ecosystem.

The power of our community and commercialization engine, and its potential, is also evident in our financial results. We achieved our first full year of GAAP profitability alongside solid revenue growth. In 2025, our total net revenues increased by 13% year over year to RMB30.35 billion. As our revenue mix shifts toward high-margin businesses, our gross profit grew 27% year over year, with gross profit margin expanding to 36.6% from 32.7% in 2024. With improved gross profit and disciplined expense management, we achieved a net profit of RMB1.19 billion in 2025, compared with a net loss of RMB1.36 billion in 2024.

In addition, we embedded AI across Bilibili throughout the year to better serve our evolving community. For us, AI is a transformative force that deepens connection, enhances distribution efficiency and expands creative potential. By leveraging frontier large language models (“LLMs”), we have sharpened content discovery and ad targeting to new levels of precision. We are also equipping creators and advertisers with AIGC tools that lower barriers to entry, while AI-powered translation helps our best content reach global audiences. As we continue to invest in these capabilities, we are confident that AI will propel both our ecosystem and our business to the next level.

Content and Community

In 2025, we observed a growing shift among users toward depth and quality in content consumption, even as much of the internet remains saturated with short and disposable content. Our commitment to quality content across categories drives higher engagement. Throughout the year, we maintained our dominant leadership in ACG content. Total watch time of Chinese anime and game-related content increased by 55% and 20% year over year, respectively. Meanwhile, AI-related content emerged as one of our fastest-growing categories, with watch time up 73% year over year, cementing Bilibili’s position as the go-to platform for cutting-edge tech topics. Lifestyle and consumption-related content also expanded as our audience matures and their interests diversify. For example, watch time for outdoor fashion and travel and lodging content increased nearly 19% and 16% year over year, respectively. In July 2025, we launched our video podcast initiative, quickly establishing an early lead in this impactful format. Total watch time of video podcast surpassed 8 billion minutes in the second half of the year. This rapid adoption underscores our leadership in high-quality content and the community’s ability to foster deep user engagement.

Our content creators are the cornerstone of our ecosystem, and we remain committed to fostering a vibrant stage for their creativity. In 2025, we had approximately 4 million monthly active content creators, contributing nearly 24 million average monthly video submissions, up by 15% year over year. Notably, AI-driven distribution helps high-quality work find its audience much faster. By the end of 2025, the number of creators with one thousand, 10 thousands, 100 thousands and 1 million followers each grew by over 20% year over year. As creators build larger audiences and deeper connections on Bilibili, we have expanded our monetization infrastructure to help them achieve stronger commercial returns. In 2025, nearly 3 million content creators earned income on our platform through various advertising and value-added services products, and the average income per creator grew by 21% year over year. Notably, our fan-charging program continued to gain traction, with revenue doubling year over year and more than 10 million users directly supporting creators through this channel.

Our inspiring community vibe and interactive features have further deepened the connection between our users and our platform. The average daily time spent reached a new high of 108 minutes in 2025, growing 6 minutes year over year, with total user time spent increasing 14% year over year. By the end of 2025, we had over 284 million official members, with their 12-month retention rate remaining stable at around 80%. Beyond daily activity, we continue to cement our role as a cultural home for the young generation. In July 2025, we held our flagship offline events, Bilibili World and Bilibili Macro Link. They attracted over 400,000 attendees from across the country, marking a 60% year-over-year increase. Additionally, our signature New Year’s Eve Gala, The Most Beautiful Night of 2025, has emerged as an annual ritual for young audiences. The growing enthusiasm for these events further underscores our unparalleled influence among the young generation.

Commercialization

In 2025, we sharpened our commercialization capabilities across our key business verticals. Combined with strong financial execution, these initiatives led to continued gross margin expansion and culminated in our first full year of profitability. This solid financial foundation positions us to harness emerging opportunities and drive durable value over the long term.

Value-Added Services

In 2025, revenues from value-added services increased by 8% year over year to RMB11.93 billion, driven by solid growth across live broadcasting, premium memberships and other value-added services. Our live broadcasting business maintained steady growth with continued margin improvement. Our popular occupationally generated video offerings, particularly our Chinese anime titles, encouraged users to subscribe to premium memberships. By the end of 2025, premium memberships reached 25.3 million, growing 12% year over year, with nearly 80% of subscriptions on annual or auto-renewal plans, reflecting the ongoing strong loyalty of our users.

Meanwhile, our high-quality professional user generated video (“PUGV”) content and community have enabled us to continuously expand our VAS product offerings, as users increasingly show a willingness to pay directly for the content and services they care about. In 2025, our fan-charging program, in which users pay for our exclusive, high-quality PUGV content, continued to expand rapidly, with revenue doubling year over year.

Advertising

We delivered strong advertising growth in 2025, with revenue increasing 23% year over year to RMB10.06 billion. Growth was broad-based across performance-based ads, brand advertising and Sparkle, each contributing solid results. This robust growth reflects both the rising value of our user base and our continued progress in improving ad efficiency.

In 2025, our top five advertising verticals were games, digital products and home appliances, internet services, e-commerce and automotive. We have further solidified our leadership position in advanced verticals, such as digital products and home appliances, as well as home decoration, all categories that resonate with young consumers as they enter new life stages and their needs evolve. Furthermore, we grew our appeal among emerging industries looking to engage our young, high-value user base. AI-related advertising stood out, with spending surging by more than 150% year over year.

Throughout the year, we further advanced our ad infrastructure and products on multiple fronts, particularly by integrating AI and LLMs more deeply into our commercial algorithms, ad creative generation and smart delivery system. These efforts have enhanced our advertising efficiency and scalability without compromising user experience. In parallel, we continued to expand advertising inventory across our ecosystem by diversifying into more content consumption scenarios. We believe that by combining AI-powered ad infrastructure with authentic engagement, we can further turn creativity into conversion, positioning Bilibili’s advertising business to capture greater value as our community continues to scale.

Mobile Games Services

Revenues from mobile games increased by 14% to RMB6.39 billion in 2025, primarily driven by the contribution of our exclusively licensed game, San Guo: Mou Ding Tian Xia and the successful launch of our in-house developed game, Escape from Duckov in October 2025. Meanwhile, our legacy titles, like Fate Grand Order and Azure Lane, also contributed relatively steady revenues, demonstrating our commitment to and strength in long-term operations of high-quality games.

Escape from Duckov was a standout success in 2025. This in-houses developed title sold over 3 million copies in the first three weeks of its October debut. It went on to become a landmark release for China’s single-player game of the year, and now is regarded as one of the most cherished games of all time in China. Its success underscores our deep genre insight, in-house development capabilities, and ability to reinvent games for new generations of gamers. Building on this momentum, we aim to develop and scale high-quality, genre-defining games with lasting appeal for gamers of tomorrow.

Other information

In May 2025, we completed an offering of US$690.0 million in aggregate principal amount of convertible senior notes due 2030 (the “Notes Offering”), with an interest rate of 0.625% per year. We planned to use the net proceeds from the Notes Offering for enhancing our content ecosystem, improving our overall monetization efficiency, funding the Concurrent Repurchase (as defined below), funding future repurchases (from time to time) under our share repurchase program, and for other general corporate purposes. We raised total net proceeds of approximately US$678.1 million from the Notes Offering, after deducting the initial purchasers’ commissions and expenses.

We also concurrently repurchased 5,588,140 Class Z Ordinary Shares (each represented by one ADS) for an aggregate amount of HK$782.9 million (US$100.0 million as translated on the date of the Notes Offering) (the “Concurrent Repurchase”) pursuant to our existing share repurchase program. All of the Class Z Ordinary Shares repurchased under the Concurrent Repurchase have been cancelled as of the end of the second quarter of 2025.

Events after the Reporting Period

Save as disclosed in this announcement, there were no other significant events that might affect us since the end of the Reporting Period and up to the date of this announcement.

Business Outlook

We are encouraged by our achievements in 2025. The progress we made this year underscores the strength of our content ecosystem and the vitality of our community. Moving forward in 2026, we will remain focused on supporting high-quality PUGV content and our deeply engaged interest-based community. As our user base continues to mature and gain purchasing power, Bilibili is evolving alongside this generation, positioning our platform to capture more of their lifelong value. We believe this ongoing structural progression will increasingly strengthen both our long-term influence and monetization potential.

Concurrently, advancements in AI are reshaping how content is created, experienced, and monetized, opening massive new opportunities across our platform. In 2026, we will deepen AI integration across our business to reinforce our leadership among China’s young generation. With profitability already achieved, we plan to strengthen the flywheel across our user and commercial ecosystems, using AI to amplify our core strengths and drive sustainable growth.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended
	December 31,
	2024	2025
	(RMB in thousands)
Net Revenues:
Value-added services (VAS)	10,999,137	11,928,286
Advertising	8,189,175	10,058,430
Mobile games	5,610,323	6,394,638
IP derivatives and others	2,032,890	1,966,412

Total net revenues	26,831,525	30,347,766

Cost of revenues	(18,057,562)	(19,233,654)
Gross profit	8,773,963	11,114,112

Operating expenses:
Sales and marketing expenses	(4,401,655)	(4,394,107)
General and administrative expenses	(2,031,063)	(2,062,066)
Research and development expenses	(3,685,214)	(3,533,488)

Total operating expenses	(10,117,932)	(9,989,661)

(Loss)/Profit from operations	(1,343,969)	1,124,451
Other (expense)/income:
Investment loss, net (including impairments)	(470,081)	(242,288)
Interest income	434,980	431,847
Interest expense	(89,193)	(150,572)
Exchange losses	(68,715)	(80,172)
Debt extinguishment loss	(38,629)	(2)
Others, net	175,412	124,822

Total other (expense)/income, net	(56,226)	83,635

(Loss)/Profit before income tax	(1,400,195)	1,208,086
Income tax benefit/(expense)	36,544	(17,145)

Net (loss)/profit	(1,363,651)	1,190,941
Net loss attributable to noncontrolling interests	16,851	2,590

Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(1,346,800)	1,193,531

Net Revenues

Total net revenues were RMB30.35 billion, representing an increase of 13% from 2024.

Value-added services (VAS)

Revenues from VAS were RMB11.93 billion, representing an increase of 8% from 2024, mainly attributable to increased revenues from other value-added services and premium memberships.

Advertising

Revenues from advertising were RMB10.06 billion, representing an increase of 23% from 2024, mainly attributable to the Company’s improved advertising product offerings and enhanced advertising efficiency.

Mobile games

Revenues from mobile games were RMB6.39 billion, representing an increase of 14% from 2024, primarily driven by the full-year contribution of the Company’s exclusively licensed game, San Guo: Mou Ding Tian Xia in 2025, and the launch of its in-house developed game, Escape from Duckov in the fourth quarter of 2025.

IP derivatives and others

Revenues from IP derivatives and others were RMB1.97 billion, representing a decrease of 3% from 2024.

Cost of Revenues

Cost of revenues was RMB19.23 billion, representing an increase of 7% from 2024. Revenue-sharing costs, a key component of cost of revenues, were RMB12.09 billion, representing an increase of 12% from 2024.

Gross Profit

Gross profit was RMB11.11 billion, representing an increase of 27% from 2024, mainly attributable to growth in total net revenues and relatively stable platform operation costs as the Company enhanced its monetization efficiency.

Operating Expenses

Total operating expenses were RMB9.99 billion, representing a decrease of 1% from 2024.

Sales and marketing expenses

Sales and marketing expenses were RMB4.39 billion, remaining stable compared with 2024.

General and administrative expenses

General and administrative expenses were RMB2.06 billion, remaining stable compared with 2024.

Research and development expenses

Research and development expenses were RMB3.53 billion, representing a decrease of 4% from 2024.

Profit/(Loss) from Operations

Profit from operations was RMB1.12 billion, compared with a loss from operations of RMB1.34 billion in 2024.

Adjusted Profit/(Loss) from Operations

Adjusted profit from operations was RMB2.44 billion, compared with an adjusted loss from operations of RMB60.8 million in 2024.

Total Other Income/(Expense), Net

Total other income was RMB83.6 million, compared with total other expenses of RMB56.2 million in 2024.

Income Tax (Expense)/Benefit

Income tax expense was RMB17.1 million, compared with income tax benefit of RMB36.5 million in 2024.

Net Profit/(Loss)

Net profit was RMB1.19 billion, compared with a net loss of RMB1.36 billion in 2024.

Adjusted Net Profit/(Loss)

Adjusted net profit was RMB2.59 billion, compared with an adjusted net loss of RMB39.0 million in 2024.

Liquidity

The Company had cash and cash equivalents, time deposits and short-term investments of RMB24.15 billion as of December 31, 2025, compared with RMB16.54 billion as of December 31, 2024. The increase was mainly due to the offering of 2030 Notes for a total cash consideration of US$678.1 million.

The Company generated RMB7.15 billion operating cash flow, compared with RMB6.01 billion operating cash flow in 2024.

Significant Investments

The Group did not make or hold any significant investments during the year ended December 31, 2025.

Foreign Exchange Exposure

A substantial majority of our revenues and costs is denominated in Renminbi. Any significant depreciation of the Renminbi may materially adversely affect the value of, and any dividends payable on, the ADSs in U.S. dollars. For example, when we convert our U.S. dollars denominated funds into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for certain business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Contingent Liabilities

The Company had no material contingent liabilities as at December 31, 2025.

Employees And Remuneration

As of December 31, 2025, the Company had a total of 8,423 employees, compared to 8,088 as of December 31, 2024.

The following table sets forth the total number of employees by function:

Function	As at December 31,2025
Products and technology	3,458
Content audit	2,624
Operations	1,755
Management, sales, finance and administration	586

Total	8,423

As required under PRC regulations, the Company participates in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing funds, pension, maternity, medical, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of its employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group’s business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

CORPORATE GOVERNANCE

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

The Company’s voluntary conversion of its secondary listing status to primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) became effective on October 3, 2022, since which the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) has been applicable to the Company.

During the Reporting Period, the Company has complied with the code provisions of the Corporate Governance Code, save for the following:

Code provision C.2.1 of the Corporate Governance Code, recommends, but does not require, that the roles of chairman and chief executive officer should be separate and should not be performed by the same person. As Mr. Rui Chen performs both the roles of the chairman of the Board and the chief executive officer of the Company, there is a deviation from this code provision. Mr. Chen has extensive experience in the Company’s business operations and management. The Board believes that vesting the roles of both chairman and chief executive officer to Mr. Chen has the benefit of ensuring consistent leadership within the Company and enables more effective and efficient overall strategic planning. This structure will enable the Company to make and implement decisions promptly and effectively.

The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and four independent Directors. The Board will reassess the division of the roles of chairman and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account the Company’s circumstances as a whole.

Code provision F.1.1 of the Corporate Governance Code (before its amendment that became effective on July 1, 2025) provided that an issuer should have a policy on payment of dividends and should disclose it in the annual report. As the Company does not have a dividend policy, there is a deviation from this code provision. The Board has complete discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. The Company currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand its business.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The Audit Committee comprises three independent Directors, being Mr. Eric He, Mr. JP Gan and Mr. Feng Li, with Mr. Eric He (being our independent Director with the appropriate professional qualifications) as the chairperson of the Audit Committee.

The Audit Committee has reviewed the unaudited annual results of the Company for the year ended December 31, 2025 and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

Auditor’s Procedures Performed on this Announcement

The unaudited financial information disclosed in this announcement is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report to shareholders for the year ended December 31, 2025 is still in progress. The figures in respect of the Company’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of operations and comprehensive (loss)/income, unaudited condensed consolidated statements of cash flows and the related notes thereto for the year ended December 31, 2025 as set out in the preliminary announcement have been agreed by the Company’s auditor, PricewaterhouseCoopers, to the amounts set out in the Company’s draft consolidated financial statements for the year. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on this announcement.

Events or issues may arise during the course of finalizing and issuing the audited consolidated financial statements of the Group that might result in the need to revise amounts in the Company’s consolidated financial statements.

OTHER INFORMATION

Purchase, sale or redemption of the Company’s listed securities

Pursuant to the Company’s two-year US$200 million share repurchase program, which was approved by the Board of Directors in November 2024, a total of 6.2 million of the Company’s listed securities were repurchased for a total cost of US$114.8 million during the Reporting Period, with the remaining amount being approximately US$68.8 million as of December 31, 2025.

Save as disclosed in this announcement, including the Concurrent Repurchase, neither the Company nor any of its subsidiaries and consolidated affiliated entities had purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period. As at December 31, 2025, the Company did not hold any treasury shares.

Dividend

The Board did not recommend the distribution of an annual dividend for the year ended December 31, 2025.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2024	2025
	RMB	RMB

Net revenues	26,831,525	30,347,766

Cost of revenues	(18,057,562)	(19,233,654)

Gross profit	8,773,963	11,114,112
Operating expenses:
Sales and marketing expenses	(4,401,655)	(4,394,107)
General and administrative expenses	(2,031,063)	(2,062,066)
Research and development expenses	(3,685,214)	(3,533,488)

Total operating expenses	(10,117,932)	(9,989,661)

(Loss)/profit from operations	(1,343,969)	1,124,451
Other (expense)/income:
Investment loss, net (including impairments)	(470,081)	(242,288)
Interest income	434,980	431,847
Interest expense	(89,193)	(150,572)
Exchange losses	(68,715)	(80,172)
Debt extinguishment loss	(38,629)	(2)
Others, net	175,412	124,822

Total other (expense)/income, net	(56,226)	83,635

(Loss)/profit before income tax	(1,400,195)	1,208,086
Income tax benefit/(expense)	36,544	(17,145)

Net (loss)/profit	(1,363,651)	1,190,941
Net loss attributable to noncontrolling interests	16,851	2,590

Net (loss)/profit attributable to the Bilibili Inc.’s shareholders	(1,346,800)	1,193,531

Net (loss)/profit	(1,363,651)	1,190,941

Other comprehensive income/(loss):
Foreign currency translation adjustments	54,339	(83,030)
Total other comprehensive income/(loss)	54,339	(83,030)

Total comprehensive (loss)/income	(1,309,312)	1,107,911

Comprehensive loss attributable to noncontrolling interests	16,851	2,590

Comprehensive (loss)/profit attributable to the Bilibili Inc.’s shareholders	(1,292,461)	1,110,501

Net (loss)/profit per share, basic	(3.23)	2.85
Net (loss)/profit per share, diluted	(3.23)	2.74
Net (loss)/profit per ADS, basic	(3.23)	2.85
Net (loss)/profit per ADS, diluted	(3.23)	2.74
Weighted average number of ordinary shares, basic	416,470,256	418,913,625
Weighted average number of ordinary shares, diluted	416,470,256	444,026,799
Weighted average number of ADS, basic	416,470,256	418,913,625
Weighted average number of ADS, diluted	416,470,256	444,026,799

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	December 31, 2024	December 31 , 2025
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	10,249,382	12,183,538
Time deposits	3,588,475	5,522,327
Restricted cash	50,000	50,800
Accounts receivable, net	1,226,875	1,268,219
Amount due from related parties	786,677	874,962
Prepayments and other current assets	1,148,111	1,203,037
Short-term investments	2,706,535	6,447,197

Total current assets	19,756,055	27,550,080

Non-current assets:
Property and equipment, net	589,227	695,105
Production cost, net	1,851,207	1,599,896
Intangible assets, net	3,201,012	3,109,603
Deferred tax assets	135,131	166,132
Goodwill	2,725,130	2,818,125
Long-term investments, net	3,911,592	4,761,653
Other long-term assets	529,146	467,169

Total non-current assets	12,942,445	13,617,683

Total assets	32,698,500	41,167,763

Liabilities
Current liabilities:
Accounts payable	4,801,416	5,497,415
Salary and welfare payable	1,599,482	1,710,322
Taxes payable	428,932	405,887
Short-term loan and current portion of long-term debt	1,571,836	4,860,846
Deferred revenue	3,802,307	4,661,863
Accrued liabilities and other payables	2,554,281	3,174,566
Amount due to related parties	4,549	16,113

Total current liabilities	14,762,803	20,327,012

Non-current liabilities:
Long-term debt	3,264,153	4,775,871
Other long-term liabilities	567,631	516,317

Total non-current liabilities	3,831,784	5,292,188

Total liabilities	18,594,587	25,619,200

,

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	December 31, 2024	December 31, 2025
	RMB	RMB
Shareholders’ equity
Ordinary shares:
Class Y Ordinary Shares (US$0.0001 par value; 100,000,000 shares authorized, 83,715,114 shares issued and outstanding as of December 31, 2024; US$0.0001 par value; 100,000,000 shares authorized, 79,700,010 shares issued and outstanding as of December 31, 2025)	52	49
Class Z Ordinary Shares (US$0.0001 par value; 9,800,000,000 shares authorized, 337,546,303 shares issued, 332,838,671 shares outstanding as of December 31, 2024; 9,800,000,000 shares authorized, 341,134,100 shares issued, 335,018,102 shares outstanding as of December 31, 2025)	216	218
Additional paid in capital	41,454,130	41,808,515
Statutory reserves	48,642	55,105
Accumulated other comprehensive income	266,816	183,786
Accumulated deficit	(27,661,459)	(26,474,391)

Total Bilibili Inc.’s shareholders’ equity	14,108,397	15,573,282

Noncontrolling interests	(4,484)	(24,719)

Total shareholders’ equity	14,103,913	15,548,563

Total liabilities and shareholders’ equity	32,698,500	41,167,763

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2024	2025
	RMB	RMB
Net cash provided by operating activities	6,014,854	7,147,108

Net cash used in investing activities	(138,087)	(9,340,614)

Net cash (used in)/provided by financing activities	(2,825,383)	4,087,283

Effect of exchange rate changes on cash and cash equivalents and restricted cash held in foreign currencies	6,177	41,179
Net increase in cash, cash equivalents and restricted cash	3,057,561	1,934,956
Cash, cash equivalents and restricted cash at beginning of the year	7,241,821	10,299,382

Cash, cash equivalents and restricted cash at end of the year	10,299,382	12,234,338

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations

Bilibili Inc. (the “Company”) is an iconic brand and a leading video community for young generations in China. Incorporated as a limited liability company in the Cayman Islands in December 2013, the Company, through its consolidated subsidiaries, variable interest entities (“VIEs”) and subsidiaries of the VIEs (collectively referred to as the “Group”), is primarily engaged in the operation of providing online entertainment services to users in the People’s Republic of China (the “PRC” or “China”).

In April 2018, the Company completed its IPO on the Nasdaq Global Select Market. In March 2021, the Company successfully listed its Class Z ordinary shares on the main board of the Hong Kong Stock Exchange.

On October 3, 2022, the Company’s voluntary conversion of its secondary listing status to primary listing on the main board of the Hong Kong Stock Exchange became effective. The Company became a dual-primary listed company on the main board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States.

In January 2023, the Company completed an offering of 15,344,000 ADSs at US$26.65 per ADS. The amount of net proceeds from such offering (after deducting all applicable costs and expenses including but not limited to selling commission) is approximately US$396.9 million (RMB2.7 billion). Shortly thereafter, the Company completed repurchase of an aggregate principal amount of US$384.8 million of its outstanding 0.50% convertible senior notes due December 2026 with an aggregate purchase price of US$331.2 million (RMB2.2 billion), which was funded by the net proceeds from the ADS Offering.

2.	Significant Accounting Policies

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for annual financial information and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEx, as amended, supplemented or otherwise modified from time to time (the “HK Listing Rules”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include determination of the average playing period for paying players.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Accounts receivable, net

An aging analysis of the accounts receivable as of December 31, 2024 and 2025, based on the recognition date before provisions, is as follows:

	December 31, 2024	December 31, 2025
	RMB in thousands

Within 3 months	1,048,005	1,104,114
Between 3 months and 6 months	156,301	157,507
Between 6 months and 1 year	156,883	119,092
More than 1 year	57,119	69,607
Less: Provisions	(191,433)	(182,101)

Total	1,226,875	1,268,219

4.	Accounts payable

An aging analysis of the accounts payable as of December 31, 2024 and 2025, based on the recognition date, is as follows:

	December 31, 2024	December 31, 2025
	RMB in thousands
Within 3 months	2,923,169	4,015,694
Between 3 months and 6 months	828,579	577,780
Between 6 months and 1 year	647,474	342,370
More than 1 year	402,194	561,571

Total	4,801,416	5,497,415

The accounts payable is non-interest-bearing.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Revenue recognition

The following table presents the Group’s net revenues disaggregated by revenue sources:

	For the Year Ended December 31,
	2024	2025
	RMB in thousands
Value-added services (VAS)	10,999,137	11,928,286
Advertising	8,189,175	10,058,430
Mobile games	5,610,323	6,394,638
IP derivatives and others	2,032,890	1,966,412

Total net revenues	26,831,525	30,347,766

6.	Taxation

Composition of income tax

The following table presents the composition of income tax (benefit)/expense for the years ended December 31, 2024 and 2025:

	For the Year Ended December 31,
	2024	2025
	RMB in thousands
Current income tax expenses	55,738	55,217
Withholding income tax expenses	17,836	9,473
Deferred tax benefits	(110,118)	(47,545)

Total	(36,544)	17,145

7.	Net (loss)/profit per Share

For the years ended December 31, 2024 and 2025, the Company had potential ordinary shares, including share options and restricted share units (“RSUs”) granted, and ordinary shares issuable upon the conversion of the convertible senior notes, where applicable.

As the Group incurred losses for the year ended December 31, 2024, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the calculation of diluted net profit per share for the year ended December 31, 2025, net profit attributable to ordinary shareholders for basic net profit per share is adjusted by the effect of dilutive ordinary shares, including share options and RSUs granted, under the treasury stock method and convertible senior notes under the if-converted method.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.	Net (loss)/profit per Share (Continued)

For the year ended December 31, 2024, the incremental shares from share options, RSUs and the assumed conversion of the convertible senior notes, which were anti-dilutive and excluded from the computation of diluted net loss per share, were 828,336 shares, 2,096,485 shares, and 8,432,613 shares, respectively.

For the year ended December 31, 2025, share options and RSUs that were anti-dilutive and excluded from the computation of diluted net profit per share totaled approximately 1.2 million shares and 2.0 million shares, respectively.

The following table sets forth the computation of basic and diluted net (loss)/profit per share for the years ended December 31, 2024 and 2025:

	For the Year Ended December 31,
	2024	2025
	RMB in thousands, except for share and per share data
Numerator:
Net (loss)/profit	(1,363,651)	1,190,941
Net loss attributable to noncontrolling interests	16,851	2,590
Dilution impact of the convertible senior notes	—	21,250

Net (loss)/profit attributable to Bilibili Inc.’s shareholders for basic/dilutive net (loss)/profit per share calculation	(1,346,800)	1,214,781

Denominator:
Weighted average number of ordinary shares outstanding, basic	416,470,256	418,913,625
Dilutive share options and RSUs	—	7,110,797
Convertible senior notes	—	18,002,377
Weighted average number of ordinary shares outstanding, diluted	416,470,256	444,026,799
Net (loss)/profit per share, basic	(3.23)	2.85
Net (loss)/profit per share, diluted	(3.23)	2.74

8.	Dividend

The Board did not recommend the distribution of any dividend for the year ended December 31, 2024 and 2025.

PUBLICATION OF THE ANNUAL RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This annual results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.bilibili.com/). The annual report for the year ended December 31, 2025 will be dispatched to the Company’s shareholders (if requested) and made available on the same websites in due course.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, outlook in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

By order of the Board
Bilibili Inc. Rui Chen Chairman

Hong Kong, March 5, 2026

As at the date of this announcement, the Board comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as Directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent Directors.